Phillips 66
2331 CityWest Blvd.
Houston, Texas 77042

September 22, 2017

Via EDGAR

Brad Skinner
Senior Assistant Chief Accountant
Office of Natural Resources
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E., Mail Stop 4628
Washington, D.C. 20549-4628

Re:	Phillips 66
Form 10-K for Fiscal Year Ended December 31, 2016
Filed February 17, 2017
File No. 001-35349

Dear Mr. Skinner:

Set forth below is the response of Phillips 66 (“we,” “our” or the “Company”), to the comment received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated September 14, 2017, with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2016, filed with the Commission on February 17, 2017, File No. 001-35349 (the “2016 Form 10-K”).

For your convenience, our response is prefaced by the text of the Staff’s comment in bold/italicized text below.

U.S. Securities and Exchange Commission
September 22, 2017

Form 10-K for Fiscal Year Ended December 31, 2016

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 30
Results of Operations, page 33
1.We note you present Refining Margins and Realized Marketing Fuel Margins both on a per barrel basis in your Segments Results discussion. Please provide a definition and calculation of these measures. If such measures do not align with a GAAP measure, please tell us what consideration you gave to identifying them as non-GAAP and providing the information set forth in Item 10(e) of Regulation S-K.
Response: Set forth below are the definitions and calculations of the two statistical measures requested by the Staff.

Realized Marketing Fuel Margins Per Barrel

Realized marketing fuel margins per barrel measure the difference between a) sales and other operating revenues and associated other income derived from the sale of fuels in our Marketing and Specialties segment and b) purchase costs of those fuels. These margins are then converted to a per-barrel basis by dividing the dollar value of marketing fuel margins by sales volumes measured on a barrel basis.

For the supplemental information of the Staff, the table below illustrates the calculation for the year ended December 31, 2016:

	Millions of Dollars
	Except as Indicated
Marketing Fuel Margin	U.S.	International

Year Ended December 31, 2016
Sales and other operating revenues	$42,076	6,319
Plus (Less):
Purchased crude oil and products	(40,927)	(5,887)
Realized marketing fuel margin	$1,149	432
Total fuel sales volumes (thousands of barrels)	699,111	106,574
Realized marketing fuel margin per barrel (dollars per barrel)	$1.64	4.05

As illustrated above, we believe our realized marketing fuel margin per barrel calculation is a GAAP-based financial measure, as the revenues and purchase costs utilized in the calculation were derived in accordance with GAAP. To allow for greater transparency in the disclosure, in future filings we will provide a narrative explanation of how this measure is defined and calculated.

U.S. Securities and Exchange Commission
September 22, 2017

Refining Margins Per Barrel

Refining margins measure the difference between a) sales and other operating revenues and associated other income derived from the sale of petroleum products manufactured at our refineries and b) purchase costs of feedstocks, primarily crude oil, used to produce the petroleum products. These margins are then converted to a per-barrel basis by dividing the dollar value of refining margins by total refinery processed inputs measured on a barrel basis. Our definition of realized refining margin is intended to be comparable with industry refining margins, which are known as “crack spreads.” As discussed on page 32 of our 2016 Form 10-K, industry crack spreads measure the difference between market prices for refined petroleum products and crude oil. By calculating our realized refining margins on a similar basis as industry crack spreads, we are able to provide investors with a useful measure of how well we performed relative to benchmark industry margins.

We perform our realized refining margin per barrel calculation for each of our ten wholly owned refineries, as well as our three joint-venture refineries. These amounts are presented by geographic region and in total for our worldwide operations on a weighted-average-throughput basis.

For the supplemental information of the Staff, the table below illustrates the calculation for our worldwide operations for the year ended December 31, 2016:

Millions of Dollars
Except as Indicated
Refining Margin	Worldwide

Year Ended December 31, 2016
Sales and other operating revenues	$52,068
Plus (Less):
Other income	4
Purchased crude oil and products	(47,103)
Refining margin	4,969
Plus (Less):
Proportional share of refining margins contributed by equity affiliates	755
Special items	(32)
Realized refining margin	$5,692
Total processed inputs (thousands of barrels)*	814,113
Realized refining margin per barrel (dollars per barrel)	$6.99
* Includes our proportional share of processed inputs of equity affiliates.

As noted above, we incorporate the realized refining margins of our joint-venture refineries that we account for using the equity method of accounting by taking our proportional share of the joint-venture refinery’s realized margin and processed inputs. These amounts are calculated on a basis consistent with our wholly owned refineries. We believe it is necessary to present a refining margin inclusive of our share of the refining margins of joint-venture refineries for investors to understand our performance, as these joint ventures are an integral part of our refining operations, with our share of their refining crude oil throughput capacity representing 14 percent of our total worldwide capacity. In addition, we adjust revenues or purchase costs if they are impacted by items that are not representative of the underlying operating performance of a period. We refer to these as “special items,” and they include such items as lower-of-cost-or-market inventory adjustments and certain legal settlements.

U.S. Securities and Exchange Commission
September 22, 2017

The adjustments for special items and for our proportional share of the joint-venture refineries render the refining margins per barrel a non-GAAP measure. However, during the three-year period presented in the 2016 Form 10-K, the impact of these adjustments on the worldwide refining margin per barrel was not material, ranging from 1 percent to 3 percent in each year presented. After reconsidering our presentation in light of the Staff’s comment, we plan to present, on a prospective basis beginning with the third-quarter 2017 Form 10-Q, a definition of refining margin per barrel, as well as both a GAAP and non-GAAP calculation of our realized refining margins, accompanied by the reconciliations and disclosures required by Item 10(e) of Regulation S-K, regardless of the materiality of such non-GAAP adjustments.

If you have any additional questions or comments, please contact the undersigned.

Very Truly Yours,

PHILLIPS 66

By:	/s/ Chukwuemeka A. Oyolu
Chukwuemeka A. Oyolu
Vice President and Controller

Cc:	Jenifer Gallagher, Securities and Exchange Commission Scott Miracle, Ernst & Young, LLP